U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                 SEC FILE NUMBER:   000-14242
                                                                 ---------------
                                                 CUSIP NUMBER:
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[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q and Form
10-QSB [ ]

         For Period Ended:        March 31, 1999
                          ----------------------------------
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:

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   Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.
   Nothing  in this form shall be  construed  to imply that the  Commission  has verified any information contained herein.
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   If the  notification  relates  to a  portion  of the  filing  checked  above, identify the Item(s) to which the notification relates:
                                                       -------------------------
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Part I - Registrant Information
-------------------------------

         Full Name of Registrant             CELSION CORPORATION
                                 --------------------------------------------
         Former Name if Applicable


         Address of Principal Executive Office (Street and Number)

                            10220-I  Old Columbia Road
         -----------------------------------------------------------------------

         City, State and Zip Code     Columbia, Maryland   21046-1705
                                 -----------------------------------------------



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Part II - Rules 12b-25(b) and (c)
---------------------------------

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         [X]   (a)         The reasons  described in  reasonable  detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

         [X]   (b)         The  subject  annual  report,   semi-annual   report,
                           transition  report on Form 10-K,  Form 20- F, 11-K or
                           Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]   (c)         The accountant's  statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative
--------------------

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The  Registrant   required   additional  time  to  include  information
developed within the last two days concerning Registrant's pending private placement offering. Also, the Form 10-Q Report must be reviewed and approved by two senior officers who were each on out-of-town business trips during the past week. It is anticipated that Form 10-Q will be available for filing by May 18 or 19, 1999.

(Attach extra sheets if needed)

Part IV - Other Information
---------------------------

         (1) Name and telephone number of person to contact in regard to this notification.

                 John Mon, Treasurer                     (410)  290- 5390
                 ---------------------------------------------------------------
                 (Name)                          (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities and Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                               [X]  Yes     [ ]  No



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

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                               [X]  Yes     [ ]  No

                 If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As previously reported, Registrant discontinued sales of its hyperthermia equipment in order to concentrate on the development of its new cancer and BPH treatment technologies. Accordingly, the Registrant will not report any revenues or gross profit for the three-month and six-month periods ended March 31, 1999, compared with revenues of $110,260 and gross profit of $64,760 for such periods in the prior year. Also, as a result of its overhead reduction measures, Registrant will report a decrease in total operating expenses from $1,114,274 and $1,942,176, respectively, for the three-month and six-month periods in 1998, to approximately $585,000 and $1,050,000, respectively, for the current three- and six-month periods. The net loss to be reported for the current three-month period will accordingly decrease to approximately $(613,000) from $(1,057,008) in 1998, and the six-month net loss will be approximately $(1,057,000) compared to $(1,914,181) in 1998.


                               CELSION CORPORATION
                               -------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 15, 1999                            By: /s/John Mon
     ----------------                             ------------------------------
                                                       Name: John Mon
                                                       Title:   Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).



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